This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement is not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Pricing Supplement No. Preliminary Pricing Supplement - Subject to Completion (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) June 16, 2009	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

$

Leveraged Return Notes Linked to the S&P® Diversified Trend Indicator Price Return Index, due June     , 2010

•	The notes are our unsecured senior notes. The notes are not principal protected.

•	The notes will be issued in denominations of whole units. Each unit will have a principal amount of $10,000.

•

Unless earlier redeemed, we will pay interest on the notes, in arrears, on the     th day of each calendar month, beginning July     , 2009, and on the maturity date. Interest will accrue on the notes at a rate equal to one-month LIBOR minus a spread of      basis points, as more fully described in this pricing supplement.

•

Unless earlier redeemed as described below, the redemption amount (the “Redemption Amount”) that you receive on the maturity date will be based upon the direction of and percentage change between the Starting Value and the Ending Value (each as defined below) of the S&P® Diversified Trend Indicator Price Return Index (the “Index”).

•	The Redemption Amount per unit of the notes will equal the product of (a) $10,000 and (b) 100% + (300% x Final Return). The Redemption Amount per unit will not be less than $0.

•	The “Final Return” will equal the Index Return, minus Fees.

•	The “Index Return” will equal: (Ending Value/Starting Value) -1

•	“Fees” will equal % x (D/365), where “D” is the number of days from and including the pricing date of the notes, to and including the calculation day (as defined below).

•

We will automatically redeem the notes if, on any trading day prior to the calculation day, the closing level of the Index is equal to or less than 85% of the Starting Value. If redeemed, we will pay you an amount equal to the Redemption Amount, plus any accrued and unpaid interest, calculated as described more fully in this pricing supplement.

•	The notes will not be listed on any securities exchange.

•	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting as our selling agent for the notes, and is acting in its capacity as principal.

•	The CUSIP number for the notes is 06048WAE0.

	Per Note	Total
Original offering price	100.00%	$

Selling discount	0.00%	$
Proceeds (before expenses)	100.00%	$

Our notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our notes are not guaranteed by Bank of America, N.A. (“BANA”) or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about June     , 2009 against payment in immediately available funds.

Merrill Lynch & Co.

Selling Agent

“Standard & Poor’s®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); “DTI” is a trademark of Alpha Financial Technologies, LLC. The notes are not sponsored, endorsed, sold, or promoted by Alpha Financial Technologies, LLC or S&P, and Alpha Financial Technologies, LLC and S&P make no representation regarding the advisability of investing in the notes.

SUMMARY

This summary includes questions and answers that highlight selected information from the accompanying prospectus, prospectus supplement, and this pricing supplement to help you understand these notes. You should read carefully the entire prospectus, prospectus supplement, and pricing supplement to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus or prospectus supplement, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement, the accompanying prospectus supplement, and the prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

What are the notes?

The notes are senior debt securities issued by Bank of America Corporation, and are not secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to our credit risk. The notes will mature on June     , 2010.

The notes are designed for investors who are seeking exposure to the S&P® Diversified Trends Indicator Price Return Index (the “Index”), who are seeking interest payments on the notes, and who are willing to accept a return at maturity or upon an early redemption that may be less than the principal amount of their notes.

Will you receive interest on the notes?

Yes. Unless earlier redeemed, we will pay interest on the notes, in arrears, on the     th day of each calendar month, beginning July     , 2009, and on the maturity date. Interest will accrue at a rate equal to one-month LIBOR minus a spread of      basis points. For additional information, please see the section “Description of the Notes—Interest.”

What will you receive at maturity?

On the maturity date, in addition to the final interest payment, you will receive a cash payment per unit equal to the Redemption Amount. The Redemption Amount will depend on the direction of and percentage change in the level of the Index.

The Redemption Amount per unit of the notes will equal the product of (a) $10,000 and (b) 100% + (300% x Final Return). The Redemption Amount per unit will not be less than $0.

•	The “Final Return” will equal the Index Return, minus Fees.

•	The “Index Return” will equal:

(	Ending Value	)	– 1
Starting Value
•	“Fees” will equal:

%	x	(	D	)	,
365

where “D” is the number of days from and including the pricing date of the notes, to and including the calculation day (or, if applicable, the Early Redemption Valuation Date as defined below).

The Starting Value will be the closing level of the Index on the pricing date.

The Ending Value will be the closing level of the Index on June     , 2010 (the “calculation day”).

If the level of the Index decreases from the Starting Value to the Ending Value, or has not increased by a percentage that corresponds to the amount of the Fees, the Redemption Amount will be less than the principal amount of the notes. As a result, you may receive less, and possibly significantly less, than the original public offering price per unit.

Are the notes subject to automatic early redemption?

Yes. We will automatically redeem the notes if, on any trading day (as defined below) prior to the calculation day, the closing level of the Index is equal to or less than 85% of the Starting Value. If redeemed, we will pay to you an amount equal to the Redemption Amount, plus any accrued and unpaid interest, calculated as described more fully in this pricing supplement. For additional information, please see “Description of the Notes—Automatic Redemption.”

Are the notes principal protected?

No. At maturity, or upon an automatic early redemption, the Redemption Amount may be significantly smaller than the original offering price of the notes, and may even be zero. Because the Redemption Amount will be calculated, in part, based upon three-times the Final Return, you will participate in any negative performance of the Index on a leveraged basis.

Is the upside return on the notes capped in any way?

No. There is no maximum Redemption Amount for the notes, except to the extent that the Redemption Amount may be deemed unlawful in any relevant jurisdiction. See “Risk Factors—Usury laws may limit the amount of interest that can be charged and paid on the notes” in the attached prospectus supplement.

Examples

Set forth below are three examples of the calculation of the Redemption Amount (rounded to two decimal places), assuming a hypothetical Starting Value of 1,315.22, the closing level of the Index on June 12, 2009, a term of the notes of one year, and a hypothetical Fee for one year of 1.60%.

Example 1—The hypothetical Ending Value is equal to 90% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,315.22

Hypothetical Ending Value:	1,183.70

$10,000 x [100% + (300% x [(1,183.70 / 1,315.22) - 1.016)] = $6,520.05

Hypothetical Redemption Amount (per unit) = $6,520.05

Example 2—The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,315.22

Hypothetical Ending Value:	1,341.52

$10,000 x [100% + (300% x [(1,341.52 / 1,315.22) - 1.016)] = $10,119.90

Hypothetical Redemption Amount (per unit) = $10,119.90

Example 3—The hypothetical Ending Value is equal to 110% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,315.22

Hypothetical Ending Value:	1,446.74

$10,000 x [100% + (300% x [(1,446.74 / 1,315.22) - 1.016)] = $12,519.95

Hypothetical Redemption Amount (per unit) = $12,519.95

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value of 1,315.22 (the closing level of the Index on June 12, 2009) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	hypothetical Redemption Amount per unit of the notes (rounded to two decimal places);

•	the hypothetical interest payments on the notes, as described below;

•	the total rate of return to holders of the notes; and

•	the pretax annualized rate of return to holders of the notes.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount on the Maturity Date per Unit (1)	Hypothetical Interest Payments (2)	Total Rate of Return on the Notes (Including Interest) (2)(3)	Pretax Annualized Rate of Return on the Notes (2)(3)
1,131.09	-14.00%	$5,320.02	$11.65	-46.68%	-46.68%
1,157.39	-12.00%	$5,919.92	$11.65	-40.68%	-40.68%
1,183.70	-10.00%	$6,520.05	$11.65	-34.68%	-34.68%
1,210.00	-8.00%	$7,119.95	$11.65	-28.68%	-28.68%
1,236.31	-6.00%	$7,720.07	$11.65	-22.68%	-22.68%
1,262.61	-4.00%	$8,319.97	$11.65	-16.68%	-16.68%
1,288.92	-2.00%	$8,920.10	$11.65	-10.68%	-10.68%
1,315.22(4)	0.00%	$9,520.00	$11.65	-4.68%	-4.68%
1,341.52	2.00%	$10,119.90	$11.65	1.32%	1.32%
1,367.83	4.00%	$11,720.03	$11.65	7.32%	7.32%
1,394.13	6.00%	$11,319.93	$11.65	13.32%	13.32%
1,420.44	8.00%	$11,920.05	$11.65	19.32%	19.32%
1,446.74	10.00%	$12,519.95	$11.65	25.32%	25.32%
1,578.26	20.00%	$15,519.91	$11.65	55.32%	55.32%
1,709.79	30.00%	$18,520.09	$11.65	85.32%	85.32%
1,841.31	40.00%	$21,520.05	$11.65	115.32%	115.32%

(1)	This column assumes that the Fees deducted from the Final Return will be the hypothetical Fee for one year of 1.60%.

(2)	This column assumes that the rate of interest payable on the notes for their term will be the hypothetical one-month LIBOR rate of 0.31813%, minus a hypothetical spread of 0.20%, or 0.11813%, and that the notes are held until maturity.

(3)	The annualized rates of return specified in this column are calculated on an annual bond equivalent basis and assume an investment term from June 19, 2009 to June 19, 2010, a term expected to be equal to that of the notes.

(4)	This is the hypothetical Starting Value, which was the closing level of the Index on June 12, 2009. The actual Starting Value will be determined on the pricing date and will be set forth in the final pricing supplement made available in connection with sales of the notes.

The above figures are for purposes of illustration only. The actual Redemption Amount, interest payments and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, the actual Ending Value, the actual one-month LIBOR rate in effect during each interest period, and the term of your investment.

Who publishes the Index and what does the Index measure?

The Index is constructed, calculated, and maintained by Standard & Poor’s, a division of Standard & Poor’s Financial Services LLC (“S&P”), under a licensing agreement with Alpha Financial Technologies, LLC (“AFT”). S&P has calculated and maintained the Index since January 1, 2004. The Index tracks the value of 24 commodities by reference to the prices of the related futures contracts grouped into 14 sectors, including eight financial sectors (the “Financial Index Components”) and six commodity sectors (the “Commodity Index Components,” and, together with the Financial Index Components, the “Index Components”). The Index Components are equally divided by weight between Financial Index Components and Commodity Index Components. Each sector is represented on either a “long” or “short” basis, depending on recent price trends of that sector. These positions are determined by comparing the current sector price to a moving exponential average. The sectors are rebalanced on a monthly basis and the Index Components contained in the sectors are rebalanced annually. For additional information regarding the Index, please see the section entitled “The Index.”

How has the Index performed historically?

We have included a table showing the historical month-end closing levels of the Index from January 2004 through May 2009 in the section entitled “The Index—Historical Levels of the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

Who is the selling agent for the notes?

MLPF&S is acting as our selling agent in connection with this offering. In this capacity, the selling agent is not your fiduciary or advisor and you should not rely upon any communication from MLPF&S in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the U.S. However, we are not registering the notes for public distribution in any jurisdiction other than the U.S. The selling agent may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

How are the notes treated for U.S. federal income tax purposes?

Under the terms of the notes, you will agree to treat the notes for all United States tax purposes as a unit consisting of a cash-settled, terminable forward contract in respect of the Index (the “Forward Contract”) that requires you to deliver to us an amount of cash (the “Forward Price”) in exchange for an amount in cash equal to the Redemption Amount payable at maturity (or upon early redemption) and a deposit with us of a fixed amount of cash equal to the issue price of the notes (the “Deposit”) to secure your obligation to pay the Forward Price, which Deposit bears a monthly compounded yield based on our cost of borrowing. Under this characterization, you will be required to account for original issue discount (“OID”) in respect of the Deposit as described below. In addition, the OID on the Deposit will be greater than the monthly coupon payments payable on the notes and you will be deemed to apply that excess in satisfaction of your obligations under the Forward Contract. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

If you are a Non-U.S. Holder, we generally intend to withhold payments on the notes to you in respect of U.S. federal withholding taxes at a rate of 30% unless an applicable treaty provides for a reduced rate of withholding and you provide us with the required completed tax forms or the payments are effectively connected with the conduct of a United States trade or business and you provide a properly completed IRS Form W-8ECI (or successor form). You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” on the next page of this pricing supplement and page S-4 of the attached prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your investment may result in a loss. We will not repay you a fixed amount of principal on the notes on the maturity date or upon an automatic redemption, if applicable. Instead, the Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount may be more or less than the principal amount per unit of the notes and the original offering price per unit of the notes. If the Ending Value is not greater than the Starting Value by an amount sufficient to offset the Fees, the Redemption Amount will be less than the original offering price per unit. If the Ending Level is less than the Starting Level, the notes will participate in that decrease on a leveraged basis. If the notes become subject to an automatic redemption, you should expect to receive significantly less than the principal amount of your notes.

Your yield may be less than the yield on a conventional debt security of comparable maturity. The yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Index. In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Index or the Index Components, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Index or the Index Components may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Index and the Index Components from multiple sources and you should not rely on the views expressed by our affiliates.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the costs associated with the notes and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the original offering price.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price includes, and secondary market prices are likely to exclude, the development and hedging costs associated with the notes.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the level of the Index. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not be affected by all developments relating to the Index. The levels of the Index during the term of the notes will not be reflected in the Redemption Amount that you receive, unless the notes are subject to an automatic redemption prior to maturity. The calculation agent will calculate the Redemption Amount at maturity or upon an early redemption solely by reference to the level of the Index on the applicable calculation day. No other level of the Index will be taken into account. As a result, you may receive at maturity or upon an automatic redemption a Redemption Amount that is less than the original offering price of your notes, even if the level of the Index has increased at certain times during their term before decreasing on the applicable calculation day.

Payments on the notes are subject to our credit risk and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the interest payments on the notes and the Redemption Amount at maturity or upon an automatic redemption is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the level of the Index increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes, or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated changes in our credit ratings prior to the maturity date may affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of the Index and the level of one-month LIBOR, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their original offering price. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

Level of the Index. Whether or not your notes will be redeemed prior to the maturity date and, if not redeemed, the Redemption Amount at maturity, is determined by reference to the level of the Index. Consequently, the market value of the notes at any time generally will depend substantially on the level of the Index. The level of the Index will be influenced by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the Index Components are traded, and the market segments of which these Index Components are a part. Even if the level of the Index increases after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity because of the anticipation that the level of the Index will continue to fluctuate until the Ending Value is determined. If you sell your notes, you may receive less than the original offering price of your notes. In general, the market value of the notes will decrease as the level of the Index decreases, and increase as the level of the Index increases. However, as the level of the Index increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Index during the term of your notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Index may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect securities, commodity, and currency markets generally, may affect the level of the Index and the value of the notes.

•

Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. The level of prevailing interest rates also may affect the U.S. economy and any applicable market outside of the United States, and, in turn, the level of the Index. Interest rates may also affect the economies of the countries issuing the currencies underlying the Financial Index Components and, in turn, the respective exchange rates, which may affect the value of the Index and therefore, the trading value of the notes.

•

Exchange Rate Movements and Volatility. Foreign currency exchange rates represent the number of units of one currency (an “underlying currency”) for which one unit of another currency can be exchanged (a “base currency”). An exchange rate increases when the value of an underlying currency decreases relative to the applicable base currency, and decreases when the value of the underlying currency increases relative to that base currency. The Redemption Amount, and whether your notes will be automatically redeemed prior to maturity, may depend in part on the relevant exchange rates.

In general, assuming all relevant factors are held constant, we anticipate that the effect on the market value of the notes based on a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in their term.

S&P may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests. S&P can add, delete, or substitute the Index Components included in the Index or make other methodological changes that could change the level of the Index. The changing of the Index Components may affect the Index, as a newly added component may perform significantly better or worse than the Index Component that it replaces. Additionally, S&P may alter, discontinue, or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of your notes. S&P will have no obligation to consider your interests in calculating or revising the Index.

Ownership of the notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities, commodity futures, or currency futures included in the Index. We will not invest in any of these assets on behalf or for the benefit of holders of the notes.

The prices of the Index Components may change unpredictably, affecting the value of your notes in unforeseeable ways. Trading in commodities is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Index and the value of the notes in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or disruptions of market trading in the commodities and related futures markets may adversely affect the value of the notes. The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of the Index or trading in the Commodity Index Components, or the manner in which the Index is calculated, and therefore, the value of the notes.

Higher future prices of the Commodity Index Components relative to their current prices may decrease the Redemption Amount. The Index includes futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November.

This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the Commodity Index Components have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the Commodity Index Components have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

The Index represents concentrated positions in one or more commodity sectors. The exchange-traded physical commodities underlying the Commodity Index Components from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Unlike an investment in notes linked to a commodity-based index, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”). Because the notes will not be interests in a commodity pool, such notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The notes will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). We are not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The return on the notes depends on the values of the Financial Index Components, which are affected by many complex factors outside of our control. The value of any currency exchange rate may be affected by complex political and economic factors. Each exchange rate relating to Financial Index Components is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in an exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each applicable currency, including economic, financial, regulatory, social, and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments in those countries and other countries important to international trade and finance.

Certain relevant information relating to the countries that have issued one or more of the relevant currencies may not be as well known or as rapidly or thoroughly reported in the U.S. as is comparable information relating to the U.S. economy. You should be aware of the possible lack of availability of important information that can affect the value of the applicable currencies, and you may need to make special efforts to obtain that information on a timely basis.

The exchange rates relating to the Financial Index Components could be affected by the actions of the applicable governments. Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The applicable governments may use a variety of techniques, such as intervention by their central bank or the imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter an exchange rate or relative exchange characteristics by devaluating or revaluating that currency. As a result, a special risk in purchasing the notes is that their liquidity, market value, and the Redemption Amount could be affected by the actions of sovereign governments, which could change or interfere with otherwise freely determined currency valuation, fluctuations in response to other market forces, and the movement of such currencies across borders. There will be no adjustment or change in the terms of the notes in the event that an exchange rate should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting any currency.

Even though currencies trade around-the-clock, the notes will not trade around-the-clock and the prevailing market prices for the notes may not reflect the underlying exchange rates. The interbank market in foreign currencies is a global, around-the-clock market. Unlike any market for the notes, the hours of trading for the notes will not conform to the hours during which any applicable currency is traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to movements occurring in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information. However, this information will not necessarily be reflected in the level of the Index used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for you to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Suspensions or disruptions of market trading in the applicable currencies may adversely affect the value of the notes. The currency markets are subject to temporary distortions and other disruptions due to a variety of factors. These factors include government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. Any of these factors could impact the value of the currencies related to the Financial Index Components and, therefore, adversely affect the value of the notes.

Purchases and sales by us and our affiliates may affect your return. We and our affiliates may from time to time buy or sell the Index Components, or futures or options contracts on the Index Components, for our own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under the notes. These transactions could affect the value of these Index Components and, in turn, the level of the Index in a manner that could be adverse to your investment in the notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the pricing date may temporarily increase or decrease the level of the Index or the Index Components. Temporary increases or decreases in the level of the Index or the Index Components may also occur as a result of the purchasing activities of other market participants. Consequently, the levels of the Index or the prices of the Index Components may change subsequent to the pricing date of the notes, affecting the level of the Index and therefore the market value of the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the Index and the Index Components that are not for your account or on your behalf. We and our affiliates from time to time may buy or sell the Index Components or related futures or options contracts for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We also may issue, or our affiliates may underwrite, other financial instruments with returns based upon the Index. These trading and underwriting activities could affect the Index in a manner that would be adverse to your investment in the notes.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

We or our affiliates may enter into these transactions on or prior to the pricing date in order to hedge some or all of our anticipated obligations under the notes. This hedging activity could increase the level of the Index on the pricing date.

In addition, from time to time during the term of the notes and in connection with the determination of the Ending Value, or upon an automatic redemption, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in your notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Our hedging activities may affect your return on the notes and their market value. We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may affect the level of the Index. Accordingly, our hedging activities may decrease the market value of your notes prior to maturity, including on the calculation day, and therefore may affect the Redemption Amount or whether the notes will be subject to an automatic redemption. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the level of the Index, we cannot assure you that these activities will not affect the level of the Index and the market value of your notes prior to maturity, the Redemption Amount, or whether the notes will be redeemed prior to maturity.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, Merrill Lynch International (“MLI”) will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes, the Ending Value, the Redemption Amount, and whether an automatic redemption of the notes should occur. Under some circumstances, these duties could result in a conflict of interest between MLI’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred, or in connection with judgments that it would be required to make if the publication of the Index is discontinued. In addition, if the calculation agent determines that the level of the Index on the calculation day is not consistent with the purpose and/or methodology of the Index, the calculation agent may adjust the level of the Index on that day, which could reduce the amount payable on the notes. See the sections entitled “Description of the Notes—Market Disruption Events,” “—Adjustments to the Index,” and “—Discontinuance of the Index.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. No statutory provisions, regulations, published rulings, or other judicial decisions address the characterization of the notes or other instruments with terms substantially the same as the notes for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of an investment in the notes are not certain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus and prospectus supplement. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The aggregate principal amount of the notes is $        . The notes are issued in denominations of whole units, and each unit will have a principal amount $10,000. The notes will mature on June __, 2010 if they are not automatically redeemed before that time.

Prior to maturity, the notes are not repayable at your option. The notes are not subject to any sinking fund. Upon the occurrence of an event of default (as defined in the Senior Indenture) holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities – Defaults and Rights of Acceleration” in the prospectus.

The notes will be issued in book-entry form only. The CUSIP number for the notes is 06048WAE0.

Interest

Each interest payment due for a monthly interest period will be paid on the     th day of each calendar month, beginning July     , 2009, and on the maturity date. Interest will accrue on the notes at a rate equal to one-month LIBOR minus a spread of      basis points. Interest will be calculated on the basis of a 360 day year and the actual number of days in the relevant interest period.

Each monthly interest period (other than the initial monthly interest period from, and including, the original date of issuance of the notes to, but excluding, July     , 2009) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, we will make the required interest payment on the next business day, and no additional interest will accrue in respect of the payment made on the next business day. However, if an interest payment date or the maturity date falls on a date that is not a business day, and the next business day is in the next calendar month, the interest payment will made on the immediately preceding business day.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding the interest payment date.

For additional interest relating to the calculation of interest on the notes, please see the section “Description of Debt Securities—Floating-Rate Notes” in the accompanying prospectus.

Payment at Maturity

On the maturity date, in addition to the final interest payment, you will receive a cash payment per unit equal to the Redemption Amount. The Redemption Amount per unit of the notes will equal the product of (a) $10,000 and (b) 100% + (300% x Final Return). The Redemption Amount per unit will not be less than $0.

The “Final Return” will equal the Index Return, minus Fees.

The “Index Return” will equal:

(	Ending Value	)	– 1
Starting Value

The Starting Value will equal the closing level of the Index on the pricing date. The Ending Value will equal the closing level of the Index on the calculation day, provided that if a Market Disruption Event occurs on that date, then the Ending Value will equal the closing level of the Index determined on the next scheduled trading day (or, if not determinable on that day, due to a Market Disruption Event or otherwise, estimated by the calculation agent in a manner considered commercially reasonable by the calculation agent under the circumstances).

The calculation day will be June     , 2010.

“Fees” will equal:

%	x	(	D	)	,
365

where “D” is the number of days from and including the pricing date of the notes, to and including the calculation day (or, if applicable, the Early Redemption Valuation Date as defined below).

“Trading day” means any day on which the New York Stock Exchange is open for trading which is also a London Banking Day (as defined in the prospectus), and on which the Index or any successor index is calculated and published.

Automatic Redemption

We will automatically redeem the notes if, on any trading day prior to the calculation day (an “Early Redemption Date”), the closing level of the Index is equal to or less than 85% of the Starting Value (an “Early Redemption Event”). If redeemed, we will pay to you an amount equal to the Redemption Amount, plus any accrued and unpaid interest, through the Early Redemption Payment Date (as defined below).

If an Early Redemption Event occurs, the calculation day will be accelerated to the first scheduled trading day immediately following the Early Redemption Date (the “Early Redemption Valuation Date”). The maturity date will be accelerated to the fifth scheduled trading day following the Early Redemption Valuation Date (the “Early Redemption Payment Date”). The Redemption Amount payable on the notes will be determined as if the Early Redemption Valuation Date was the calculation day.

Market Disruption Events

“Market Disruption Event” means one or more of the following events, as determined by the calculation agent:

(1)	a material limitation, suspension, or disruption of trading in one or more Index Components which results in a failure by the exchange on which each applicable Index Component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2)	the exchange published settlement price for any Index Component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3)	failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Index Component;

(4)	a suspension of trading in one or more Index Components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time; or

(5)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

Adjustments to the Index

If at any time S&P makes a material change in the formula for or the method of calculating the Index, or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of the level of the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified. In addition, if the level of the Index on the calculation day or the Early Redemption Valuation Date, as applicable, produces a result which, in the sole opinion of the calculation agent, is not consistent with the purpose of the Index and/or its methodology, the calculation agent may make any adjustments to that level as, in its good faith judgment, may be necessary in order to arrive at a level of the Index on that date as will be consistent with the purpose and methodology of the Index.

Discontinuance of the Index

If S&P discontinues publication of the Index, and S&P or another entity publishes a successor or substitute market measure that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and us, the calculation agent will substitute the successor index as calculated by S&P or any other entity and calculate the Redemption Amount as described above. Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us, and to the holders of the notes.

In the event that S&P discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any trading day or calculation day, as applicable,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If S&P discontinues publication of the Index before the calculation day, and the calculation agent determines that no successor index is available at that time, then on each day that would have been a trading day or the calculation day, until the earlier to occur of:

•	the determination of the Redemption Amount; and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a trading day or a calculation day, as applicable. The calculation agent will make available to holders of the notes information as to each such value; such information may be disseminated by means of Bloomberg, Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of your notes.

Events of Default

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption “—Payment at Maturity,” determined as if the notes matured on the date of acceleration.

If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the United States Bankruptcy Code, to the original offering price of the notes, together with accrued and unpaid interest. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will continue to bear interest at the rates specified above under “—Interest” until the amounts due are paid in full.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each interest payment, the Ending Value, the Index Return, the Redemption Amount, trading days, Market Disruption Events, and whether the notes will be subject to an automatic early redemption. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLI, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Listing

The notes will not be listed on any securities exchange.

THE INDEX

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of S&P as stated in those sources, and these policies are subject to change at the discretion of S&P. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

General

The Index follows a quantitative methodology to track prices of a diversified portfolio of commodities and other indicated underlyings, as reflected in the prices of certain futures contracts, representing a mixture of commodity futures contracts (the “Commodity Index Components”) and financial futures contracts (the “Financial Index Components” and, together with the Commodity Index Components, the “Index Components”). The Index components are grouped into sectors and each sector is represented on either a “long” or “short” basis, depending on recent price trends of that particular sector. As such, the Index is designed to capture the economic benefit over long time periods derived from both rising and declining trends within a cross-section of futures markets. The Commodity Index Components and the Financial Index Components each compose 50% of the Index.

The Index includes 24 Index Components, divided by weight as listed below and grouped into 14 sectors. The sectors are divided such that there are eight Financial Index Components sectors and six Commodity Index Components sectors. The sectors are rebalanced monthly and the Index Components are rebalanced annually.

The following table lists the futures contracts, exchanges and ticker symbols of each of the Index Components currently included in the Index:

Futures Contract	Exchange	Symbol
Wheat	CBOT	W
Cotton	NYBOT	CT
Corn	CBOT	C
Copper	NYMEX	HG
Soybeans	CBOT	S
Cocoa	NYBOT	CC
Sugar	NYBOT	SB
Silver	NYMEX	SI
Live Cattle	CME	LC
Lean Hogs	CME	LH
Coffee	NYBOT	KC
British Pound	CME	BP
Swiss Franc	CME	SF
Gold	NYMEX	GC
Canadian Dollar	CME	CD
Japanese Yen	CME	JY
US Treasury Bond	CBOT	US
Heating Oil	NYMEX	HO
US 10-Year Treasury Note	CBOT	TY
Light Crude Oil	NYMEX	CL
Unleaded Gasoline	NYMEX	HU
Australian Dollar	CME	AD
Natural Gas	NYMEX	NG
European Union Euro	CME	EC

CBOT:	Chicago Board of Trade
CME:	Chicago Mercantile Exchange
NYMEX:	New York Mercantile Exchange
NYBOT:	New York Board of Trade

Initial Weightings

The current Index Components and weightings are as follows:

Market	Market Weight	Sector	Sector Weight	Component	Component Weight

Commodities	50.00%	Energy	18.75%	Heating Oil	3.00%

				Light Crude	8.50%

				Natural Gas	4.25%

				Unleaded Gasoline	3.00%

		Industrial Metals	5.00%	Copper	5.00%

		Precious Metals	5.25%	Gold	3.50%

				Silver	1.75%

		Livestock	5.00%	Lean Hogs	2.00%

				Live Cattle	3.00%

		Grains	11.50%	Corn	4.00%

				Soybeans	5.00%

				Wheat	2.50%

		Softs	4.50%	Cocoa	1.00%

				Coffee	1.50%

				Cotton	1.00%

				Sugar	1.00%

Financials	50.00%	Australian Dollar	2.00%	Australian Dollar	2.00%

		British Pound	5.00%	British Pound	5.00%

		Canadian Dollar	1.00%	Canadian Dollar	1.00%

		European Union Euro	13.00%	Euro	13.00%

		Japanese Yen	12.00%	Japanese Yen	12.00%

		Swiss Franc	2.00%	Swiss Franc	2.00%

		U.S. Treasury Bonds	7.50%	U.S. Treasury Bonds	7.50%

		U.S. Treasury Notes	7.50%	U.S. Treasury Notes	7.50%

The weightings of the various Index Components are determined on the basis of several factors, including:

•	global production;

•	gross domestic product (“GDP”) of certain relevant countries; and

•	the goal of maintaining an equal weighting between Financial Index Components and Commodity Index Components in the Index.

Commodity Weightings

For commodities, production is an indication of the significance of a given component to the world economy and of such component’s significance within the futures markets themselves. However, in the case of the natural gas component included in the Energy Sector, North American rather than world production has been used as the relevant factor due to constraints linked to transporting natural gas internationally. Since there is often no single recognized source for a commodity’s production figures, estimates are used in selecting and making allocations. GDP is an indication of economic significance of certain Index Components and is used in selecting and making allocations to financials. The Swiss Franc is an exception; this currency is allocated a weighting slightly disproportionate to the Swiss GDP due to the Swiss franc’s liquidity and Switzerland’s political significance. Commodity weights are based on generally known world production levels. A reasonability test is used to compare weights with established commodity-specific indices, such as the Goldman Sachs Commodity Index and the Dow Jones-UBS Commodity Index.

Financial Weightings

Weightings of the financial sectors are based on, but not directly proportional to, GDP. Instead, there is a three tier system and each financial sector’s “tier” is based on relevant economic data for the particular country. The countries with a GDP of greater than $3 trillion are placed into tier 1 and countries with a GDP of less than $3 trillion are placed in tier 2. The financial sectors in tier 1 are meant to be close in weight, with slight relative tilts towards those from the larger economies. The financial sectors in tier 2 are weighted approximately proportionate to each other, but some adjustments have been made for liquidity, trading significance, and potential correlation to tier 1 markets. For example, the Canadian Dollar component receives a 1% weighting due in part to Canada’s historical economic connection with the U.S.

Gross Domestic Product, 2004

Related Sector Weight	Region	GDP (USD Trillion)

15%	United States	$11.67

13%	European Union	$9.37

12%	Japan	$4.62

5%	United Kingdom	$2.14

1%	Canada	$0.98

2%	Australia	$0.63

2%	Switzerland	$0.36

Source of GDP: World Development Indicators Database, World Bank, March 2006

Methodology and Maintenance

The methodology of the Index is designed with a focus on capturing both up and down price trends, while at the same time moderating the volatility of the Index. Index Components are chosen based on fundamental characteristics and liquidity, as opposed to a means for achieving performance per se. Investability is another important consideration in the choosing of Index Components. Contracts are limited to those traded on U.S. exchanges in order to minimize any impact from major differences in trading hours, avoid currency exchange calculations, and allow for similar closing times and holiday schedules.

Rebalancing

Monthly Rebalancing for Sector Weights

The sectors are rebalanced monthly to maintain their fixed weights. The rebalance decision date is the second to the last business day of the month with an effective date randomly selected from any of the first five business days of the next month.

An extended move in one group or sector would overweight the Index and potentially lead to significantly higher volatility of the Index. Rebalancing monthly is designed to keep the volatility low. Because the sectors are rebalanced, the aggregate Index Components are rebalanced every month to an equal weighting (e.g., 50% Commodity Index Components/50% Financial Index Components). An exception is when the energy sector has a neutral position. The rebalance decision determines whether a future position in any Index Component is long or short in the Index. The energy sector is never in a short position in the Index methodology.

Annual Rebalancing for Index Component Weights

Each of the 24 Index Components is rebalanced annually to reflect the then current commodity or financial market conditions, as applicable. Historically, the Index Component weights have not varied significantly from year to year.

Position Determination

The rule for the Index regarding long or short positions can be summarized as follows:

•	long positions are tracked when an Index Component’s current price input is equal to or greater than an exponential average of the past seven price inputs;

•	short positions are tracked when an Index Component’s current price input is less than an exponential average of the past seven price inputs;

•	track a flat (zero weight) position for the energy sector when a short position in indicated; in this case, the 18.75% weight for energy is distributed proportionately to the other 13 sectors.

Position is determined on the second to the last business day of the month (the “position determination date,” or “PDD”) when the monthly percentage change of a sector’s price is compared to past monthly price changes, exponentially weighted to give the greatest weight to the most recent return and the least weight to the return seven months prior. The weighted sum of the percentage changes of all the sector prices equals the daily movement of the Index.

After the market closes on the trade activity date (“TAD”), active Index Components are replaced either because a new long/short signal has been generated for a particular sector or component, or in order to roll into a future dated contract as required by the roll schedule, or both. Therefore, new contracts become active as of the day following the TAD. The TAD is randomly selected and is one of the first five business days of each month. S&P acknowledges that limit closes which occur on the TAD in active Index Components can restrict, and in some cases eliminate, the liquidity required for perfect replication of the Index. A “limit” is a contract’s maximum price advance or decline from the previous day’s settlement price permitted in one trading session, as determined by the relevant exchange.

Sectors Versus Components

Price input calculations are used to determine the relative long/short positions of the sectors. For those sectors with only one Index Component (industrial metals and the eight financial sectors), the price input calculations to determine the long/short position are at the Index Component level. For the energy, precious metals, livestock, and grain sectors, the price inputs from the respective underlying Index Components are aggregated to determine the long/short position for that sector as a whole. An exception exists in the calculations of the softs sector. For that sector, since there is no fundamental connection between each of its underlying Index Components (coffee, cocoa, cotton, and sugar), the long/short positions of each Index Component are determined separately, rather than in the aggregate, such that the soft sector Index Components could have different long/short positions concurrently.

Contract Maintenance

The Index is an indicator of futures contract price trends and futures contracts have limited durations. Consequently, in order for the Index to be calculated on an ongoing basis, it must change (or roll) from tracking contracts that are approaching expiration to tracking new contracts. Currently, each contract has three to four roll periods each year and its own “roll pattern” based on historical liquidity. The following rules are observed in rolling the Index futures contractors from an expiring contract to the next contract:

•	the commodity contracts are rolled over from the current contract to the next contract beginning with the TAD for the month that is two months before the current contract matures; and

•	the contracts are rolled over from the current contract to the next maturing futures contract four times per year as of the TAD for the month prior to the contract’s final maturity month.

The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because, (among other factors), a number of market participants take delivery of the underlying commodities.

S&P Diversified Trends Indicator Oversight Committee

In order to provide for the smooth functioning of the Index, the S&P Diversified Trends Indicator Oversight Committee (the “Oversight Committee”) oversees the Index and makes decisions that cannot be systematized or that occur on an ad hoc basis, with the goal of maintaining liquidity and low volatility in the Index. The Oversight Committee implements the methodology of the Index or determines new policies if market conditions warrant. For example, an exchange might substantially change the contract terms or even discontinue trading a component contract. In such cases, the Oversight Committee would determine any component or weighting changes. The Oversight Committee does not, however, have the power to use discretion to affect the performance of the Index.

Historical Levels of the Index

The following table sets forth the closing levels of the Index at the end of each month in the period from January 2004 through May 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Index on the June 12, 2009 was 1,315.22.

	2004	2005	2006	2007	2008	2009
January	1,016.31	1,133.13	1,177.46	1,208.34	1,282.36	1,340.62
February	1,052.58	1,104.58	1,156.17	1,203.15	1,347.16	1,343.94
March	1,067.25	1,127.62	1,183.55	1,196.62	1,338.13	1,285.78
April	1,043.79	1,088.13	1,218.97	1,204.18	1,342.64	1,246.57
May	1,047.55	1,100.56	1,220.75	1,190.47	1,367.64	1,288.54
June	1,045.76	1,127.71	1,191.44	1,207.74	1,353.81
July	1,084.93	1,136.33	1,211.95	1,197.35	1,259.44
August	1,058.83	1,157.67	1,211.73	1,181.53	1,212.12
September	1,117.41	1,182.71	1,189.84	1,192.81	1,247.29
October	1,135.60	1,160.55	1,190.77	1,227.95	1,376.15
November	1,138.67	1,188.17	1,199.14	1,231.58	1,386.27
December	1,125.60	1,177.32	1,194.04	1,263.47	1,343.97

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this pricing supplement:

The notes are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed, and calculated by S&P without regard to us or the notes. S&P has no obligation to take the needs of MLPF&S, our needs or the needs of the holders of the notes into consideration in determining, composing, or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, the prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY MLPF&S, US, THE HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT

SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSILBITY OF SUCH DAMAGES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. If the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

If you place an order to purchase these offered securities, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, the attached prospectus supplement and the attached prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the Treasury (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations, or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders, as defined below) whose functional currency for tax purposes is not the U.S. dollar, persons holding the notes in a tax-deferred or tax-advantaged account, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of notes that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any state of the U.S. or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also are U.S. Holders. As used in this pricing supplement, the term “Non-U.S. Holder” means a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and, accordingly, this summary does not apply to partnerships. A partner of a partnership holding notes should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of the notes.

Tax Characterization of the Notes

Under the terms of the notes, we intend (in the absence of an administrative determination or judicial ruling to the contrary) and you agree to characterize the notes for all United States tax purposes as a unit consisting of:

•

a cash-settled, terminable forward contract in respect of the Index (the “Forward Contract”) that requires the investor to deliver to us an amount of cash (the “Forward Price”) as described below in exchange for an amount in cash equal to the Redemption Amount payable at maturity (or upon early redemption); and

•

a deposit with us of a fixed amount of cash equal to the issue price of the notes (the “Deposit”) to secure your obligation to pay the Forward Price, which Deposit bears a monthly compounded yield based on our cost of borrowing. We have determined our monthly-compounded cost of borrowing for this purpose to be one-month LIBOR plus      bps (“Deposit Yield”).

Under this characterization, you will be required to account for original issue discount (“OID”) in respect of the Deposit as described below. In addition, the OID on the Deposit will be more than the monthly coupon payments payable on the notes and you will be deemed to apply that excess in satisfaction of your obligations under the Forward Contract.

Although we intend to treat the payment of the purchase price for an interest-bearing note as a deposit for federal income tax purposes, we will not segregate the cash proceeds that we will receive from the offering during the term of your note, but instead, we will commingle them with our other assets.

We will allocate the issue price of a note in its entirety to the Deposit and no amount will be allocated to the Forward Contract. Our allocation of the issue price between the Deposit and Forward Contract will be binding on each investor in the notes, unless the investor timely and explicitly discloses to the IRS that its allocation is different from ours.

The treatment of the notes described above and our allocation are not, however, binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for federal income tax purposes, and no ruling is being requested from the IRS with respect to the notes. Due to the absence of authorities that directly address instruments that are similar to the notes, significant aspects of the federal income tax consequences of an investment in the notes are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein. Accordingly, you are urged to consult your own tax advisor regarding the federal income tax consequences of an investment in the notes (including alternative characterizations of the notes) and with respect to any tax consequences arising under the laws of any state, local, or foreign taxing jurisdiction.

On December 7, 2007, the IRS released Notice 2008-2 (the “Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

Unless otherwise stated, the following discussion assumes that the characterization and the allocation described above are correct.

U.S. Holders—Income Tax Considerations

Interest and Original Issue Discount. Each U.S. Holder will be required to account for original issue discount (“OID”) on the Deposit based on our borrowing cost as follows. First, the investor will be required to determine the “fixed rate substitute” for the floating rate provided for on the Deposit (i.e., the yield on the Deposit based on our borrowing cost). The fixed rate substitute of a floating rate is the value of the rate on the issue date of the notes. Next, the U.S. Holder will be required to construct the “equivalent fixed rate debt instrument.” The equivalent fixed rate debt instrument is the hypothetical instrument that has terms that are identical to those of the Deposit, except that the equivalent fixed rate debt instrument provides for the fixed rate substitute in lieu of the floating rate on the Deposit. Under these rules, the equivalent fixed rate debt instrument will have stated interest equal to the fixed rate substitute of the yield on the Deposit. The U.S. Holder will be required to apply the special rules applicable to short term debt obligations to the equivalent fixed rate debt instrument. Please see the discussion in the prospectus under the caption “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Short Term Debt Securities” for a discussion of these rules. Finally, the U.S. Holder will be required to make appropriate adjustments for actual interest payments on the Deposit. OID allocable to an accrual period must be increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

Tax Basis. A U.S. Holder’s tax basis in the Forward Contract will be zero and the U.S. Holder’s adjusted tax basis in the Deposit will be 100% of the note’s issue price, increased by the amount of any OID accrued with respect thereto other than interest actually paid on the note.

Settlement of the Forward Contract. Upon settlement of the Forward Contract a U.S. Holder will be deemed to have received in repayment of the Deposit cash equal to the principal amount of the notes, plus an amount that, when added to the periodic interest payments on the notes, results in an overall compounded yield to maturity on the Deposit equal to the Deposit Yield. The portion of the amount deemed received in excess of the principal amount will be taxable to the U.S. Holder as interest to the extent not previously included in income as OID. The U.S. Holder will be deemed to apply the amount deemed received (the “Forward Price”) toward settlement of the Forward Contract. The U.S. Holder would recognize gain or loss equal to the difference between the amount of cash received (other than any interest paid on the note on the maturity date and cash deemed to have been received in respect of any accrued interest on the Deposit, which will be taxable as interest to the extent not previously included as OID) and the Forward Price. Any such gain or loss generally would be capital gain or loss, as the case may be.

Sale, Exchange, or Early Redemption of the Notes. Upon a sale or exchange or early redemption of the notes prior to maturity, a U.S. Holder generally will recognize taxable capital gain or loss equal to the difference between the amount realized on such sale, exchange, or redemption and the U.S. Holder’s tax basis in the notes so sold, exchanged or redeemed. Any gain not recognized as capital gain pursuant to the preceding sentence will be recognized as ordinary income. A U.S. Holder’s tax basis in the notes generally will equal the U.S. Holder’s tax basis in the Deposit. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Deposit, which would be taxed as described above.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Alternative U.S. federal income tax characterizations or treatments of the notes are possible, and, if applied, these characterizations or treatments could affect the timing and the character of the income or loss with respect to the notes. It is possible, for example, that the notes could be treated as constituting an “open transaction,” with the result that the payments on the notes would first constitute a return of basis and then, after basis was fully recovered, ordinary income to a United States Holder. Other alternative characterizations are also possible. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the notes.

Treatment of Non-U.S. Holders

As previously discussed, the proper United States federal income tax characterization and treatment of the notes is uncertain. Accordingly, in the case of a non-U.S. Holder, we intend to withhold applicable United States withholding taxes at a rate of 30% on payments of interest made with respect to the notes subject to reduction by applicable treaty or upon the receipt of an IRS Form W-8ECI (or successor form) from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of that non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, that individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and that individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

Backup Withholding Tax and Information Reporting

Generally, payments with respect to the notes will be subject to information reporting and possibly to backup withholding. Information reporting means that the payment is required to be reported to you and the IRS. Backup withholding means that we are required to collect and deposit a portion of the payment with the IRS as a tax payment on your behalf.

Payments with respect to notes held by a United States Holder, other than certain exempt recipients such as corporations, and proceeds from the sale of notes through the U.S. office of a broker, will be subject to backup withholding unless the United States Holder supplies us with a taxpayer identification number and certifies that its taxpayer identification number is correct or otherwise establishes an exemption. In addition, backup withholding will be imposed on any payment with respect to notes held by a United States Holder that is informed by the U.S. Secretary of the Treasury that it has not reported all dividend and interest income required to be shown on its U.S. federal income tax return or that fails to certify that it has not underreported its interest and dividend income.

Payments of the proceeds from the sale of the notes to or through a foreign office of a broker, custodian, nominee, or other foreign agent acting on behalf of a United States Holder will not be subject to information reporting or backup withholding. If, however, the nominee, custodian, agent, or broker is, for U.S. federal income tax purposes, (1) a United States person, (2) the government of the United States or the government of any State or political subdivision of any State (or any agency or instrumentality of any of these governmental units), (3) a controlled foreign corporation, (4) a foreign partnership that is either engaged in a U.S. trade or business or whose U.S. partners in the aggregate hold more than 50% of the income or capital interests in the partnership, (5) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (6) a U.S. branch of a foreign bank or foreign insurance company, the payments will be subject to information reporting, unless (a) the custodian, nominee, agent, or broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met or (b) the holder otherwise establishes an exemption from information reporting.

A United States Holder that does not provide us with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided certain required information is furnished to the IRS.

Applicable Treasury regulations require taxpayers that participate in “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, “material advisors” with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a “reportable transaction” for any investor depends on your particular circumstances. You should consult your own tax advisor concerning any possible disclosure obligation you may have for your investment in the notes and should be aware that, should any “material advisor” determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.